
Rubicon Announces 12 Month, C$55 Million Development and Exploration Program, Phoenix Project, Red Lake, Ontario

-Includes Shaft Extension to 610 metres, 600 metres of development and 70,000 metres of drilling-

Rubicon Minerals Corporation (TSX: RMX, NYSE-AMEX: RBY) (the "Company") is pleased to outline development and exploration plans for the following twelve months at its 100% owned Phoenix Gold Project, located in the heart of the prolific Red Lake Gold District. The plans are designed to both maintain the Company on its critical path of development to support possible production in Q4 2013 and also to optimize its current positive PEA[1], which was filed in August, 2011. The key elements of the 12 month program are outlined below.

Operational

The Company's objective is to define sufficient additional indicated resources to support a minimum of five years of potential production at rates envisaged in the current PEA. In order to achieve this, the current shaft will be extended from 338 metres to 610 metres (2001 feet) below surface to allow better access for development and exploration drilling.

It is planned to complete approximately 600 metres of new underground development on three levels (244 metre, 305 metre and 585 metre) to support further development and potential future mining and also to provide new drill access for infill and delineation drilling. As well, a rock pass and a new loading pocket will be constructed between the 585 metre and 610 metre levels.

Approximately $3.6 million will be committed to secure key long lead orders including a SAG mill, a ball mill, mill engineering, procurement and construction management and initial Tailings Management Facility upgrades.

Drilling

A total of approximately 70,000 metres of drilling is planned over the next 12 months. The objectives of this drilling will be twofold. Firstly, approximately 30,000 metres will be directed towards infilling and delineation of known zones with the objective of expanding current indicated resources. Secondly, approximately 40,000 metres will test for expansions to known gold mineralization and will also test new areas for new potential resources. One important target area in this respect lies between 1,220 metres and 1,464 metres below surface where additional drilling will be carried out to establish whether the current average resource grade of 33.8g/t gold is maintained when drill density is increased and when a larger area is tested. It should be noted that, in determining the mining inventory in the current PEA, AMC elected to take a conservative mine planning approach in this area by applying the average diluted resource grade to the bottom five mining horizons (bottom 305 metres of the resource) rather than use the modeled average grade of 33.8 g/t, thus reducing the total ounces on these levels.

---

[1] Preliminary Economic Assessment Technical Report under NI 43-101, prepared by AMC Mining Consultants (Canada) Ltd. and having an effective date of August 8, 2011(the "PEA")

PR11-18   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

PEA optimization

While the development and drill programs outlined above are designed to keep the Company on its critical path to allow it to maintain the target of potential production in Q4 2013, additional and ongoing studies, along with the drill program outlined above will allow the Company to evaluate optimization of its current economically positive PEA. These studies will include:

- evaluation of possible ramp access to examine the cost benefit of more mechanized mining techniques;
- structural studies to aid in understanding mineralization controls and aid in future drill targeting;
- a review of the ability to employ alternative, lower cost, mining methods (currently captive cut and fill) in parts of the deposit; and
- continued metallurgical studies designed to evaluate potential to increase current estimated gold recoveries of 92.5%.

The programs and budget laid out in this news release are largely consistent with the recommendations laid out in the August, 2011 PEA.

Rubicon Minerals Corporation is an exploration and development company focused on developing its high-grade gold discovery at its Phoenix Project in Red Lake, Ontario. Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

__Forward Looking Statements__
This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements") .

Forward-looking statements included or incorporated by reference in this document include statements with respect to the Company's development and exploration plans, including:
- *operational activities in extending the current excavation for providing access to the deposit;*
- *planned drilling activities in the next twelve (12) month period, which are dependent on projections which may change as drilling continues, or if unexpected ground conditions are encountered. In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail by the Company; and*
- *the undertaking of additional studies with respect to:*
    - *the access to the deposit and the feasibility of more mechanization in the mining techniques and processes used by the Company;*
    - *additional structural assessments:*
        - *reviewing controls of mineralization ; and*
        - *considering improvements and refinements to drill targeting techniques, including a review of potential methodologies for employing alternative, lower cost, mining methods in certain parts of the deposit.*
    - *the Company's procedures and processes for extracting metals from the deposit.*

Programs described may be adjusted by the Company depending on the actual results obtained.

Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs. Significant additional drilling is required at F2 to fully understand system size.

PR11-18   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by the Company and involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause the actual results to differ include:

- *the general condition of the financial markets;*
- *the general condition of the markets for gold and other precious metals;*
- *the ability of the Company, and other relevant parties, to satisfy applicable regulatory requirements;*
- *all government policies impacting land and construction costs and the cost and availability of funds;*
- *the availability of financing for proposed transactions, programs and operational activities upon reasonable terms;*
- *the ability of third-party service providers to deliver services in a timely manner; and*
- *general business, economic, competitive, political and social conditions.*

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR11-18   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6